Mike Winterscheidt Chief Accounting Officer	Scientific Games Corporation 6601 Bermuda Rd. Las Vegas, NV 89119 T. 702-532-7032 Michael.Winterscheidt@scientificgames.com

October 31, 2018

Via email and EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attn: Eiko Yaoita Pyles, Staff Accountant

Re:        Scientific Games Corporation
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 1, 2018
Form 10-Q for the Quarterly Period Ended June 30, 2018
Filed August 2, 2018
File No. 001-11693

Dear Ms. Pyles:

This letter sets forth Scientific Games Corporation’s (the “Company,” “our” or “we”) responses to the comments contained in your letter dated October 22, 2018. For ease of reference, your comments are copied below with our responses immediately following.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Comment #1

Note 2. Revenue Recognition
Contracts with Customers with Multiple Promised Goods and Services, page 13
1.
You indicate that you use the residual method for software licenses when observable prices are uncertain or highly variable. Please explain how you met one of the criteria in ASC 606-10-32-34(c). For software licenses where you concluded the pricing is highly variable provide a comprehensive, quantitative discussion of such variability to support your conclusion. As part of your response, please quantify the amount of revenue recognized for software licenses where the residual method is used.

Response:

Use of the residual method for software licenses is limited to certain of our systems arrangements. Total revenue recognized for the six months ended June 30, 2018 for software licenses where the residual method was used was immaterial (under $5.0 million). Under these arrangements, we generally provide a highly customer-specific and customized combination of the following: hardware equipment, hardware maintenance, proprietary perpetual software licenses and software maintenance. We have concluded that the pricing for the licenses contained in these arrangements is uncertain pursuant to ASC 606-10-32-34(c)(2) because: (i) the related licenses are never sold on a stand-alone basis; (ii) we do not have separately established internal pricing; (iii) each software design and implementation is customized and unique (and therefore past transactions do not present evidence for comparable selling price); and (iv) we lack other observable inputs, such as competitor pricing information for similar software licenses, to separately determine the standalone selling price.

Comment #2

Gaming Operations, page 13
2.
We note that gaming operations contracts may include leasing and other services.  Please describe for us, in greater detail, how these arrangements are accounted for including any lease contracts. You should address whether you determined if any lease contracts or components are within the scope of ASC 840, how such contracts are separated from the rest of the arrangement, what the performance obligations are for the components accounted for under ASC 606 and the basis for the timing of revenue recognition for each. Refer to the authoritative guidance you relied upon.

Response:

Service revenues from gaming operations are primarily derived from the following arrangements, each more fully described in our 2017 Form 10-K on pages 48 through 49:
•	Premium and daily fee Participation games
•	WAP Participation games
•	Server-based gaming and VLTs

Premium and daily fee Participation games

Premium and daily fee Participation games arrangements are accounted for in accordance with ASC 840 and no components of these arrangements are accounted for under ASC 606. Based on our evaluation of criteria under ASC 840-10-15, we have concluded that these arrangements are operating leases as the arrangements convey the right to use the explicitly identified gaming machines. We retain title to these gaming machines and receive a flat daily fee or percentage of coin in or net gaming win over the term of the arrangement, which is generally short-term (less than 12 months).

These arrangements do not contain any promises other than a lease of the gaming machine. We recognize revenue associated with these arrangements on a straight-line basis (or when the contingency is resolved in the case of Participation games arrangements) which represents the time pattern in which the benefit is derived by the customer.

WAP Participation games

WAP Participation games are accounted for in accordance with ASC 606 and our fact pattern and conclusions are entirely consistent with the interpretive guidance noted in the AICPA Audit and Accounting Guide - Revenue Recognition (the “AICPA Guide”), Chapter 6.7.46 through 6.7.68, WAP Operator- Fees from Gaming Entity, which provides an analysis of WAP arrangements determined to not include a lease and accounted for under ASC 606. That interpretive guidance noted that it was appropriate to be applied in circumstances in which a WAP arrangement was determined to not contain a lease. We evaluated our WAP arrangements against the criteria included in ASC 840-10-15 and concluded that such arrangements do not contain a lease as the customer does not have the right to control the use of the underlying asset (WAP Participation gaming machine). Specifically, we considered the customer’s right to operate the equipment in a manner it determines, in the context of ASC 840-10-15-6, and determined the customer does not have the ability to change or modify the WAP service in any way, including determining the gaming machine pay out percentage, which is entirely controlled by us.

We have concluded that the WAP Offering (as described in the interpretative guidance referred to above) represents a series of distinct services accounted for as a stand-ready single performance obligation in accordance with paragraphs 14–15 of FASB ASC 606-10-25 (see Paragraph 6.7.56 of the AICPA Guide). We determined that each day of access to the WAP Offering is distinct and has substantially the same pattern of transfer to the customer. The revenue associated with these arrangements is recognized as and when the underlying sales (for example, gross gaming revenues) occur.

Server-based gaming and Video Lottery Terminals (VLTs)

Under these arrangements, we provide operators a comprehensive suite of services under contracts that typically include:

Server-based gaming - server-based gaming machines, remote management of game content and management information, central computer systems, secure data communications and field support services.

VLTs – VLT deployment, maintenance and installation, accompanying central server systems and equipment, performance monitoring and continuing involvement in determining the appropriate mix of VLTs for our customers.

We are typically paid a fee based on the net win generated by the gaming machines/VLTs supplied in these arrangements. Accordingly, it is in our and our customers’ mutual interests to maximize the revenue generation of each machine placed at a customer location.

We determined that the fulfillment of such contracts is not dependent on the use of specific identified gaming equipment, as we have the ability to substitute alternative gaming equipment, modify game themes and replace the types of cabinets. Rather, we have concluded that these arrangements include the delivery of a comprehensive suite of interrelated services to such operators. Accordingly, we have concluded that these arrangements do not contain leases under ASC 840-10-15 as the equipment is not a specified asset.

We have the following promises in such arrangements: (i) supplying gaming machines/VLTs and related central server equipment, including a central computer system and secured data system infrastructure, (ii) ongoing support and maintenance (including field service, maintenance, installation, etc.), (iii) ongoing performance monitoring, and (iv) ongoing access and remote management of game content.

We determined that the identified promises met the criteria under ASC 606-10-25-16 and represent a series of distinct services with the same pattern of transfer to the customer. Accordingly, we concluded that we have one distinct performance obligation, to provide daily access, support and maintenance for a comprehensive server-based gaming solution over a period of time, which does not include a specified amount of services or access. We determined that each day of access to the comprehensive server-based gaming services is distinct and has substantially the same pattern of transfer to the customer. The revenue associated with these arrangements is recognized as and when the underlying sales (for example, net gaming win) occur.

Comment #3

Gaming Operations, page 13
3.	Please tell us and disclose, if material, the amount of rental income revenue that is outside the scope of ASC 606. Refer to ASC 606-10-50-4(a).

Response:

The amount of rental income revenue that is outside the scope of ASC 606 was $136.1 million, or approximately 8 percent of the total revenue for the six months ended June 30, 2018, and related to Premium and daily fee Participation arrangements as described in the response to comment 2. In future filings we will expand our disclosure in Revenue Recognition Note 2 and include the amount of rental income revenue.

Comment #4

Lottery Instant Products, page 14
4.
We note for CSP contracts you recognize revenue over time measured by when a lottery retailer activates any associated instant tickets.  Please tell us how you determined that this is the appropriate measure of progress towards which you have transferred control. Also, please explain why your accounting for CSP contracts differs from the sale of instant products on a POS basis where revenue is recognized when the lotteries have taken delivery of the shipments.

Response:

As described in our Form 10-Q, under the CSP model, we perform all of the services necessary to operate the associated lottery’s integrated instant product operations. These services generally include, but are not limited to: (i) managing the supply chain of instant lottery games planning, design, and manufacturing; (ii) instant lottery games warehousing; (iii) instant lottery games distribution to the various retail outlets; and (iv) marketing of the games. Under these arrangements, we have decision-making authority over the choice of instant lottery games, marketing and directing the use of those games. We are typically paid on a participation (percentage of retail sales) basis under these arrangements.

Based on our consideration of ASC 606-10-25-14 through 25-15 as well as the nature of CSP contracts, and having considered the commentary in Paragraphs 14 through 16 of TRG Memo No. 39 from the FASB/IASB Joint Transition Resources Group for Revenue Recognition, we concluded that the performance obligation contained in a CSP arrangement consists of a series of substantially similar daily services. This is a stand-ready obligation to provide a single continuous service to operate and manage integrated instant product operations, and does not stipulate a specified amount of services. Our obligation to operate our customer’s instant ticket operations effectively ends upon the activation of instant tickets, at which time we obtain present right to payment, title of the instant tickets transfers to the customer, the customer accepts the instant tickets, and we no longer have control over or physical possession of those instant tickets. Based on those considerations, we determined that the customer simultaneously receives and consumes the benefit provided and the measure of such progress is based on the ultimate instant ticket activations (an output method), which is used to measure our progress towards satisfying our performance obligation.

Our accounting for CSP contracts differs from the sale of instant products on a POS basis where revenue is recognized when the lotteries have taken delivery of the shipments solely due to the nature of the performance obligations. In POS arrangements, we sell instant tickets to the lotteries with no substantial continuing involvement once shipments are made to lottery-controlled warehouses. Accordingly, we recognize revenue at the point the lottery controls the associated tickets. In CSP arrangements, we perform stand-ready services comprised of managing the ordering, distribution, warehousing and all other aspects of the instant ticket ecosystem (including, in certain cases, the associated marketing), including managing delivery to and inventory levels at the retail outlets until activation takes place. Accordingly, we recognize revenue over time based on the output method described above, which is also when we no longer have the ability to make decisions over the related instant tickets.

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Should you have any further questions or need to discuss this letter, please contact me at 702-532-7032 or alternatively via email at Michael.Winterscheidt@scientificgames.com.

Very Truly Yours,

/s/ Mike Winterscheidt
Mike Winterscheidt
Chief Accounting Officer

cc:     Michael Quartieri, Chief Financial Officer
        Vanja Kalabic, Sr. Director of Financial Reporting and Technical Accounting